PRESS RELEASE

Sanofi and Venture Capital Firms, Third Rock Ventures and Greylock Partners,

Jointly Launch Warp Drive Bio, a Biotechnology Company Combining

Innovative Genomics Technologies for Natural Products Drug Discovery

Paris, France - January 10, 2012 - Sanofi (EURONEXT: SAN and NYSE: SNY) announced today that it is co-investing in Warp Drive Bio, an innovative start-up biotechnology company, along with 2 venture capital firms, Third Rock Ventures (TRV), a venture capital firm based in Boston, Massachusetts, and Greylock Partners, a venture capital firm based in Menlo Park, California. Warp Drive Bio is an innovative biotechnology company, focusing on proprietary genomic technology to discover drugs of natural origin.

Warp Drive Bio proprietary technology was conceived by world leading scientist Gregory Verdine, Ph.D., and incubated at Third Rock Ventures for two years. Joining Dr. Verdine as co-founders are George Church, Ph.D. and Jim Wells, Ph.D. The Warp Drive Bio team has been assembling an array of technologies to create a platform for identifying potential drug candidates using microbiology, next generation sequencing, cutting-edge bioinformatics and chemo-informatics. Warp Drive Bio’s integrated process pairs a ‘genomic search engine’ and customized search queries that enable natural products that are hidden within micro-organisms to be identified on the basis of their distinctive genomic signature.

Under the terms of the agreement, Sanofi and TRV / Greylock will invest in Warp Drive Bio at parity. Total program funding over the first 5 years could amount to up to $125 million, including an equity investment of up to $75 million.

Sanofi will give Warp Drive Bio access to its strains library and natural product expertise and will be granted certain access rights to Warp Drive Bio’s technology and products, on a worldwide basis.

Warp Drive Bio remains an independent company and retains strategic direction, operational management and the right to develop and commercialize assets. This agreement enables Warp Drive Bio to advance its core research and development plan to proof of concept in collaboration with Sanofi, while also maintaining the ability to secure additional partnerships.

“We are very excited about this investment and collaborative partnership in a start-up biotechnology company based on outstanding science” declared Elias Zerhouni, President, Global Research & Development, Sanofi. “By combining Warp Drive Bio’s unique proprietary technology and Sanofi’s extensive drug development capabilities, we are convinced that this open and creative model of pharma-biotech partnership will boost innovation for the benefit of patients.”

“This innovative collaboration between Sanofi and Third Rock Ventures provides the opportunity to build significant value and the potential for venture capital levels of return,” said Alexis Borisy, partner at Third Rock Ventures and interim Chief Executive Officer of Warp Drive Bio. “Importantly, it also enables us to advance and accelerate the development of our proprietary genomics platform, unlock ‘nature’s drugs’ and, ultimately, create breakthrough therapies for patients.”

“Revolutionary advances in microbial genomics have provided the blueprints for nature’s factories that assemble natural products, and have revealed vast treasure troves of novel natural product drugs hidden within microbes,” said Gregory L. Verdine, Ph.D., Harvard University chemical biologist, venture partner at Third Rock Ventures and co-founder of Warp Drive Bio. “Prior to Warp Drive Bio, no one had created a comprehensive discovery engine that selectively mines from nature those products with transformative pharmaceutical potential. Warp Drive Bio has developed that capability and is using it to discover powerful next-generation drugs that target the central circuitry of human cells in completely new ways. We are thrilled to be working closely with Sanofi and our other partners as we aggressively move forward to bring these desperately needed medications to patients suffering from life-threatening and debilitating diseases.”

1/2

About Warp Drive Bio

Warp Drive Bio is driving the reemergence of natural products in the era of genomics to create breakthrough treatments that make an important difference in the lives of patients. Built upon the belief that nature is the world’s most powerful medicinal chemist, Warp Drive is deploying a battery of state-of-the-art technologies to access powerful drugs that are now hidden within micro-organisms. Key to the Warp Drive approach is the company’s proprietary ‘genomic search engine’ and customized search queries that enable hidden natural products to be revealed on the basis of their distinctive genomic signature.

About Third Rock Ventures

Third Rock Ventures is a venture capital firm founded in 2007 with the mission to launch transformative life sciences companies. With more than $800 million and two funds under management, the firm is focused on working with passionate entrepreneurs to build exceptional companies working in areas of disruptive science that will make a difference in the lives of patients. The firm has assembled a team with deep expertise and a proven track record of building respected and successful life sciences companies. With decades of complementary, cross-functional operational and leadership experience, the Third Rock team actively engages with its portfolio companies to provide hands-on strategy and experience to successfully launch companies with the best vision, science, operations, people and culture. With offices in Boston, MA and San Francisco, CA, Third Rock is well positioned geographically to closely collaborate with its portfolio companies to achieve their goals. To learn more about Third Rock and its portfolio companies, please visit www.thirdrockventures.com.

About Sanofi

Sanofi, a global and diversified healthcare leader, discovers, develops and distributes therapeutic solutions focused on patients’ needs. Sanofi has core strengths in the field of healthcare with seven growth platforms: diabetes solutions, human vaccines, innovative drugs, rare diseases, consumer healthcare, emerging markets and animal health. Sanofi is listed in Paris (EURONEXT: SAN) and in New York (NYSE: SNY).

Forward Looking Statements

This press release contains forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995, as amended. Forward-looking statements are statements that are not historical facts. These statements include projections and estimates and their underlying assumptions, statements regarding plans, objectives, intentions and expectations with respect to future financial results, events, operations, services, product development and potential, and statements regarding future performance. Forward-looking statements are generally identified by the words “expects”, “anticipates”, “believes”, “intends”, “estimates”, “plans” and similar expressions. Although Sanofi’s management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of Sanofi, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include among other things, the uncertainties inherent in research and development, future clinical data and analysis, including post marketing, decisions by regulatory authorities, such as the FDA or the EMA, regarding whether and when to approve any drug, device or biological application that may be filed for any such product candidates as well as their decisions regarding labeling and other matters that could affect the availability or commercial potential of such products candidates, the absence of guarantee that the products candidates if approved will be commercially successful, the future approval and commercial success of therapeutic alternatives, the Group’s ability to benefit from external growth opportunities as well as those discussed or identified in the public filings with the SEC and the AMF made by Sanofi, including those listed under “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” in Sanofi’s annual report on Form 20-F for the year ended December 31, 2010. Other than as required by applicable law, Sanofi does not undertake any obligation to update or revise any forward-looking information or statements.

Contacts:
Media Relations	Investor Relations
Jean-Marc Podvin	Sébastien Martel
Tel: +33 (0) 1 53 77 46 46	Tel: +33 (0) 1 53 77 45 45
E-mail: mr@sanofi.com	E-mail: ir@sanofi.com

2/2